December 6, 2022

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Patrick Fullem and Jennifer Angelini

Re: Whirlpool Corporation

Form 10-K for Fiscal Year Ended December 31, 2021

Response Dated November 1, 2022

File No. 001-03932

Dear Mr. Fullem and Ms. Angelini:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation, I am responding to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated November 15, 2022, issued in response to the Company’s letter dated November 1, 2022 (the “Second Response Letter’’) which also references the Staff’s comment letter dated October 6, 2022, issued in response to the Company’s first response letter dated September 23, 2022 (the “First Response Letter’’) which was in response to the Staff’s initial comment letter dated September 1, 2022, all relating to the Company’s Form 10-K for the year ended December 31, 2021 (the “Form 10-K”).

For your convenience, we have included in this letter the Staff’s recent comment in bold and italics before providing our response to that comment. For each response, we provide relevant quantitative and qualitative information responsive to the Staff’s comment. For one response, we state our intention to provide additional narrative responsive to the Staff’s comment in our fiscal year 2022 and subsequent Form 10-K filings; in our other response, we undertake to continue to monitor the financial and related impacts of weather-related damages to our property and, if and when such matters become material, to include appropriate disclosures in future periodic reports.

Please note that the “Company,” “Whirlpool,” “we,” “us” or “our” refers to Whirlpool Corporation, and unless the context otherwise requires, all references to page numbers correspond to the pages in the Form 10-K. All terms used but not defined herein have the meanings assigned to such terms in the Form 10-K.

Response Dated November 1, 2022

Risk Factors, page 13

1.

Your response to comment one identifies a number of transition risks that are introduced by making changes to your supply chain, manufacturing processes, and product offerings. Please revise your disclosure to describe these transition risks or tell us how you determined that such disclosure is not required.

Response: In response to the Staff’s comment, we will add the transition risks highlighted in our prior response to our risk factors disclosure in our 2022 and subsequent Form 10-K filings.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

2.

Your response to comment three describes two weather-related claim events, but does not fully quantify the weather-related damages to your property or operations for the periods covered by the Form 10-K. Accordingly, we reissue this portion of our comment.

Response: In response to the Staff’s comment, we respectfully provide the following supplemental information.

Weather-Related Property Damages

In the normal course of business, we monitor and manage risks relating to our ongoing business operations including those arising from weather-related property damages and disclose realized events that have a material impact on our business, results of operations, or financial condition, and will continue to do so in future years. Our systems are designed to track damage to property or operations at an aggregate level, regardless of the source or reason for such damage. However, for purposes of responding to the Staff’s comment, we conducted a specific enterprise assessment to gather “direct weather-related damage” amounts and received responsive quantitative data from our Real Estate, Risk Management and Environment, Health & Safety teams.

For the three year periods covered by the Form 10-K and for the nine months ended September 30, 2022, we identified property and inventory damages directly related to weather events of approximately $32.3 million, as shown in the table below. The financial impacts of these weather related damages were immaterial for each period referred to below. For the twelve months ended in 2019, 2020 and 2021 these expenses represented 0.01%, 0.20% and 0.00% of cost of products sold, respectively. For the nine months ended in September 2022, these expenses represented 0.00% of cost of products sold.

Weather Event	Year	Location	Type of Property Damaged	Estimated Cost of Damage (in USD 000’s)
Hurricane	2022	Orlando, Florida	Building	$4
Freeze	2021	North Liberty, Iowa	Building	$139
Freeze	2021	Wilmer, Texas	Building	$27

Tornado	2020	Apodaca, Mexico	Inventory	$30,686(1)
Wildfire	2020	Stockton, California	Building	$120
Earthquake	2020	Manisa, Turkey	Building	$84
Lake level rise	2019	Benton Harbor, Michigan	Building	$1,249
Total				$32,309

(1)	Amounts were substantially covered by insurance and both damage amounts and insurance recovery were recorded in the same quarter; net financial impact to the Company limited to insurance deductible.

I hope that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-3732, via facsimile at (269) 923-3582, or via email at james_peters@whirlpool.com.

Sincerely,

/s/ James W. Peters
James W. Peters
Executive Vice President and
Chief Financial Officer

cc: Christopher S. Conley, Corporate Controller

Ava A. Harter, Chief Legal Officer

Bridget K. Quinn, Corporate Secretary

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